UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 9)*

WEBSENSE, INC.

(Name of Issuer)

Common Shares, $0.01 Par Value

(Title of Class of Securities)

947684 10 6

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1.	Security and Issuer.

This statement amends the Schedule 13D, dated October 19, 2007, as amended by Amendment No. 1, dated December 3, 2007, Amendment No. 2, dated January 15, 2008, Amendment No. 3, dated February 13, 2008, Amendment No. 4, dated March 5, 2008, Amendment No. 5, dated August 14, 2008, Amendment No. 6, dated October 3, 2008, Amendment No. 7, dated November 17, 2008, and Amendment No. 8, dated December 4, 2008 (as amended, the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and collectively, with SAVF, SAVF II, SAVF III, Stanley P. Gold, an individual (“Mr. Gold”), Dennis A. Johnson, an individual (“Mr. Johnson”), and the General Partner, the “Reporting Persons”), with respect to Common Stock, $0.01 par value per share (“Common Shares”), of Websense, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 9 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Amended Schedule 13D.

ITEM 4.	Purpose of Transaction.

On March 25, 2009, Mr. Johnson, on behalf of Shamrock Capital Advisors, Inc., the investment manager for the Shamrock Activist Value Fund, sent the following letter to Mr. Michael Newman, Corporate Secretary of the Company:

Dear Mr. Newman,

We received your letter of March 23, 2009 in which Websense committed to: submit a Board-recommended proposal (the “Proposal”), in substantially the same form as attached to your letter, at the 2009 Websense Annual Stockholder Meeting to be held on June 16, 2009 to eliminate all supermajority voting requirements for stockholder actions from Websense’s Bylaws; solicit proxies in favor of such proposal; and vote all proxy cards received by the Company in favor of the proposal unless such proxy card expressly indicates otherwise. In consideration of, and contingent upon, Websense taking all actions contemplated by your March 23 letter, the Shamrock Activist Value Fund hereby withdraws its stockholder proposal submitted to Websense pursuant to rule 14a-8 of the Securities Exchange Act of 1934 and contained in its letter to you on December 4, 2008.

We are pleased that Websense has agreed to actively seek shareholder consent to eliminate its current supermajority shareholder voting requirement that disenfranchises Websense shareholders. We hope Websense’s recent governance improvements, such as strengthening its majority voting bylaw and providing for appointment of a Lead Independent Director, signal an ongoing commitment to the creation of long-term shareholder value through implementation of corporate governance best practices.

We have been advised by our counsel that our withdrawal will require us to file an amendment to our Schedule 13D with the Securities and Exchange Commission disclosing withdrawal of our proposal in the coming days.

Sincerely,

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Dennis A. Johnson
Vice President

ITEM 7.	Material to be Filed as Exhibits.

Document

Joint Filing Agreement, dated November 17, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated by reference to Exhibit 14 to Amendment No. 7 to the Schedule 13D relating to the Common Shares of the Company, filed November 18, 2008 by the Reporting Persons with the United States Securities and Exchange Commission).

Power of Attorney, dated December 4, 2008, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold, (incorporated by reference to Exhibit 15 to Amendment No. 8 to the Schedule 13D relating to the Common Shares of the Company, filed December 5, 2008 by the Reporting Persons with the United States Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2009

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: Vice President

/s/ Stanley P. Gold
Stanley P. Gold

/s/ Dennis A. Johnson
Dennis A. Johnson

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: Vice President

Exhibit Index

Document

Joint Filing Agreement, dated November 17, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated by reference to Exhibit 14 to Amendment No. 7 to the Schedule 13D relating to the Common Shares of the Company, filed November 18, 2008 by the Reporting Persons with the United States Securities and Exchange Commission).

Power of Attorney, dated December 4, 2008, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold, (incorporated by reference to Exhibit 15 to Amendment No. 8 to the Schedule 13D relating to the Common Shares of the Company, filed on December 5, 2008 by the Reporting Persons with the United States Securities and Exchange Commission.